August 16, 2012

VIA EDGAR AND HAND DELIVERY

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:       Companhia de Bebidas das Américas - Ambev

            Form 20-F

Filed April 13, 2012

            File No. 001-15194

Dear Ms. Jenkins:

This letter responds to your letter, dated August 2, 2012, regarding the Annual Report on Form 20-F for the year ended December 31, 2011 (the “20-F”) of Companhia de Bebidas das Américas - Ambev (the “Company”) filed on April 13, 2012.  Your comment is set forth below, followed by our corresponding response.

Form 20-F filed April 13, 2012

Notes to Consolidated Financial Statements

Comment 1

We note your disclosure that based on the opinion of legal counsel, you made no provision for the profits generated abroad tax matter. We further note your disclosure that your estimate of possible losses in relation to the special goodwill reserve tax matter was based on the opinion of legal counsel. Please confirm to us that the estimates related to the Brazilian tax matters are based on the opinions of management and, if so, confirm to us that you will make this clear in future filings.

Response 1

The Company advises the Staff supplementally that the Company’s estimates related to the Brazilian tax matters described in Question 1 are based on the opinions of management. The Company further advises the Staff that the Company will clarify in future filings with the Commission that its estimates related to the Brazilian tax matters described in Question 1 are based on the opinions of management.

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In connection with responding to your comment letter, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) the Securities and Exchange Commission (the “Commission”) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the 20-F, please do not hesitate to direct written contact to Nelson José Jamel or Pedro de Abreu Mariani at the email addresses or phone numbers previously provided to you, set forth herein for convenience, at acjamel@ambev.com.br (+55 11 2122-1508) or acpedro@ambev.com.br (+55 11 2122-1374).

Alternatively, please direct any questions or further comments to our counsel at Gibson, Dunn & Crutcher LLP, Kevin Kelley at (212) 351-4022 or KKelley@gibsondunn.com or Vladimir Sentome at (212) 351-4084 or VSentome@gibsondunn.com.

Very truly yours,

/s/ Nelson José Jamel

Nelson José Jamel, Chief Financial Officer

/s/ Pedro de Abreu Mariani

Pedro de Abreu Mariani, General Counsel

cc:        Jamie Kessel, Division of Corporate Finance

cc:        Angela Halac, Division of Corporate Finance

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